Rita J. Leader	BOYER & KETCHAND	rleader@boyerketchand.com
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
NINE GREENWAY PLAZA, SUITE 3100
HOUSTON, TEXAS 77046-0904
(713) 871-2025
TELEFAX (713) 871-2024
www.boyerketchand.com

September 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judicial Plaza

450 Fifth Street

Washington, D.C. 20549-0404

Attention:	Jeffrey Gordon, Staff Accountant

Re:	North American Technologies Group, Inc.

Form 8-K Item 4.01 filed September 19, 2006

File #0-16217

Ladies and Gentlemen:

On behalf of our client, North American Technologies Group, Inc. (“NATK” or the “Company”), we have filed today under the Securities Act of 1933, as amended (the “Securities Act”), Form 8-K/A for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated September 20, 2006 to Mr. Neal Kaufman, the chief executive officer of the Company.

For ease of reference, we have included below the comments contained in the text of your September 20, 2006 letter, and the Company’s responses to those questions. We have also attached a marked copy of the Form 8-K/A indicating the revisions made to that document in response to the comments contained in your letter and one other corrective change.

Commission Comment 1: Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.

Response: The first sentence of the first paragraph of Item 4.01 has been amended to state that the former accountant was dismissed, rather than terminated, on the date stated.

Commission Comment 2: In addition, Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise accordingly.

Response: A second sentence has been added to the second paragraph of Item 4.01 stating that the accountant’s reports for the two previous years were qualified regarding the ability of the Company to continue as a going concern and the reasons therefor.

Commission Comment 3: You disclose that there were no disagreements with your former accountants during the fiscal years ended December 31, 2005 and December 31, 2004. Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements to September 13, 2006, the date of dismissal, resignation or declination. See Item 304(a)(1)(IV) of Regulation S-B.

Response: The fourth paragraph of Item 4.01 has been changed to cover the interim period from December 31, 2005 until September 13, 2006, the date of dismissal, in the Company’s statement that there were no disagreements with its former accountants.

Commission Comment 4: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: A new Exhibit 16 from the former accountants has been obtained and is attached to this filing, indicating their agreement with the statements made in the Form 8-K/A.

The Company has authorized me to represent to you its acknowledgement that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,

/s/ Rita J. Leader

Rita J. Leader

Cc: Neal Kaufman

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 13, 2006

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

(Exact name of Company as specified in charter)

Delaware	0-16217	33-0041789
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		identification no.)

429 Memory Lane, Marshall, Texas 75672

(Address of principal executive offices)

(713) 462-0303

(Company’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1.01 . ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On September 13, 2006, North American Technologies Group, Inc. (the “Company”) executed a promissory note in the amount of $1,000,000 (the “Bridge Note”) to Herakles Investments, Inc., a Delaware corporation (“Herakles”), payable upon the earlier to occur of October 15, 2006 or the issuance to Herakles, its affiliate or designee, of shares of Company common stock in connection with a contemplated private placement to certain investors. On September 19, 2006, the Bridge Note was repaid in full upon the issuance to Herakles of shares of Company common stock in the transaction described below.

On September 15, 2006, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the investors listed in the table below (the “Purchasers”) in which the Company agreed to issue to the Purchasers 18,644,068 shares of its Common Stock (the “Shares”) and warrants (“Warrants”) to purchase up to 9,322,034 shares of Common Stock at $0.36 per share. The Shares were sold at a purchase price of $0.295 per share, which was 90% of the daily volume weighted average price of the Common Stock on the OTC Bulletin Board for the 20 trading days immediately prior to their issuance The gross proceeds from the sale of the Shares were $5,500,000, and were received on September 19, 2006. The following table sets forth the number of Shares and Warrants purchased by each of the Purchasers.

Name of Purchaser	No. of Shares	No. of Warrants
Herakles Investments, Inc.	10,946,158	5,473,079
Crestview Capital Master, LLC	2,792,071	1,396,036
Midsummer Investment Ltd.	2,660,076	1,330,038
Islandia, LP	1,059,322	529,660
Enable Growth Partners LP	1,008,475	504,238
Enable Opportunity Partners LP	118,644	59,322
Pierce Diversified Strategy Master Fund LLC, Ena	59,322	29,661
Total	18,644,068	9,322,034

All of the Purchasers collectively beneficially owned, prior to such purchase, a majority of the outstanding shares of the Company’s Common Stock, a majority in interest of the Company’s outstanding Debentures and a majority of the outstanding warrants to purchase Common Stock issued by the Company. Herakles, which is one of the Purchasers, is the lender under the Bridge Note and an affiliate of the lender under the Construction Loan (as hereafter defined) to the Company. The source of the funds used by the Purchasers was private funds. The Company will use the proceeds from the sale of the Shares for working capital purposes.

The Warrants have a 54 month term and are exercisable at any time, in whole or in part, at an exercise price of $0.36 per share, which was 110% of the daily volume weighted average price of the Common Stock on the OTC Bulletin Board for the 20 trading days immediately prior to their issuance. The number of shares exercisable under the Warrants and the exercise price are subject to adjustment in the event of a stock split, combination, reclassification, stock distribution or dividend, and the issuance of certain securities at a purchase price lower than the current exercise price of the Warrants. The Warrants also contain customary provisions regarding the exercise of the Warrants in the event of a reclassification, consolidation, merger, sale of substantially all the assets of the Company or similar corporate transaction. Certain holders are not allowed to exercise their Warrants if, after giving effect thereto, the holder and its affiliates would beneficially own in excess of 9.99% of the Common Stock outstanding immediately after giving effect to the issuance.

Third Amendment to Registration Rights Agreement

The Registration Rights Agreement that the Company entered into on February 22, 2005 with certain of its stockholders, as amended on July 7, and December 28, 2005 to include as registrable shares thereunder the shares of Common Stock issuable pursuant to the Construction Loan, the Debentures, and the warrants issued in connection with the Debentures, was amended and restated again on September 15, 2006 to include as registrable shares thereunder the Shares and the shares of Common Stock issuable pursuant to the Warrants (as amended, the “Registration Agreement”). Under the Registration Agreement, the Company is obligated, at its own expense, to register for sale with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) the Common Stock of the Company held or acquired by any of the stockholders a party thereto. A request for a demand registration may not be made prior to September 15, 2007. The holders of registration rights under the Registration Agreement have the right to make six “long-form” demands for registration and unlimited “short-form” demands for registration, and have unlimited “piggyback” registration rights.

Amendment to Debentures

In connection with the Securities Purchase Agreement, the holders of the Debentures (i) consented to the issuance of the Shares and Warrants, (ii) waived any provision that would prohibit the transactions contemplated by the Securities Purchase Agreement, and (iii) agreed to extend the maturity date of the Debentures to July 1, 2008.

Third Amendment to Construction Loan

The Company and its subsidiaries TieTek LLC (“TieTek”), and TieTek Technologies, Inc. (“TTT”), are parties to a Construction Loan Agreement dated February 4, 2004, as amended, with Opus 5949 LLC (“Opus”), under which $14,209,611 in principal and interest was outstanding as of September 15, 2006 (the “Construction Loan”).

On September 18, 2006, in connection with the issuance of the Shares and the Warrants under the Securities Purchase Agreement, the Company, TTT and TieTek entered into a Third Amendment to Construction Loan Agreement with Opus (the “Third Amendment”), in which Opus agreed to extend the date for all amounts due under the Note from December 31, 2006 to July 1, 2008. Opus also consented to the extension of the maturity date of the Debentures and to the transactions contemplated by the Securities Purchase Agreement. TieTek executed a Second Amendment to Amended and Restated Note, extending the due date of principal installments that will have become due under the Construction Loan as of July 1, 2008.

ITEM 2.03. CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A COMPANY.

As described under Item 1.01 above, the Company has entered into the Third Amendment, which amends the terms of the Construction Loan.

ITEM 3.02. UNREGISTERED SALES OF EQUITY SECURITIES.

As described under Item 1.01 above, under the Securities Purchase Agreement, on September 15, 2006, the Company agreed to issue 18,644,068 Shares of its Common Stock at $0.295 per share, and the Warrants to purchase up to 9,322,034 shares of Common Stock at $0.36 per share. The gross proceeds from the sale of the Shares were $5,500,000 and were received on September 19, 2006.

The Warrants are exercisable at any time, in whole or in part, into shares of Common Stock at a price of $0.36 per share, subject to adjustment pursuant to antidilution provisions of the Warrants. The number of shares exercisable under the Warrants and the exercise price are subject to adjustment in the event of a stock split, combination, reclassification, stock distribution or dividend. The Warrants also contain customary provisions regarding the exercise of the Warrants in the event of a reclassification, consolidation, merger, sale of substantially all the assets of the Company or similar corporate transactions.

The foregoing securities were offered and sold in private transactions in accordance with Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder, based on the investment representations and position as informed, accredited investors of the recipients thereof. The sales were made without the use of an underwriter or selling agent, and no commissions or underwriting discounts were paid in connection with such sales.

ITEM 4.01.	CHANGES IN COMPANY’S CERTIFYING ACCOUNTANT

On September 13, 2006, Ham, Langston & Brezina LLP (“HLB”) was dismissed as the Company’s independent registered public accountants, and KBA Group LLP (“KBA”) was engaged as the Company’s independent registered public accountants.

The reports issued by HLB with respect to the Company’s financial statements for the years ended December 31, 2005 and December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles. However, the report of HLB for each of those years was qualified and stated that the facts that the Company had suffered recurring losses from operations and had debt service and working capital requirements for the upcoming year that reached beyond its current available cash, raised substantial doubt about the Company’s ability to continue as a going concern.

The decision to change accountants was approved by the Board of Directors.

During the fiscal years ended December 31, 2005 and December 31, 2004, and for the interim period from December 31, 2005 until September 13, 2006, the date of dismissal, there were no disagreements with HLB, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of HLB would have caused them to make reference to the subject matter of the disagreement in connection with their report for those years.

The Company has not consulted, nor has it authorized anyone on its behalf to consult, with KBA regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements. The Company has authorized HLB to respond fully, without limitation, to all inquiries of KBA.

The Company has provided to HLB a copy of the disclosures set forth above. The letter of HLB regarding these disclosures is attached as Exhibit 16 to this amended report.

ITEM 5.03.	AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR

At its meeting on September 13, 2006, the Board of Directors of the Company approved the change in the fiscal year end of the Company to the Sunday that is the nearest to the end of the third calendar quarter, when using a 52-53 week accounting year period. The report covering the transition period from January 1, 2006 through October 1, 2006 will be filed on Form 10-KSB.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

16 — Letter of HLB regarding change in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

/s/ Neal Kaufman

Neal Kaufman, Chief Executive Officer

Dated: September 20, 2006

EXHIBIT 16

HAM, LANGSTON & BREZINA, L.L.P. Certified Public Accountants	11550 Fuqua, Suite 475 Houston, TX 77034 Bus.: 281/481-1040 Fax : 281/481-8485

September 20, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

To Whom it May Concern:

We have read Item 4.01 of Form 8-K/A dated September 20, 2006, of North American Technologies Group, Inc. and are in agreement with the statements contained therein. We have no basis to either agree or disagree with other statements of the Registrant contained in the Form 8-K/A.

Very Truly Yours,

Ham, Langston & Brezina, L.L.P.